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Exhibit (l): Actuarial Consent and Opinion

Sept. 5, 2012

RiverSource Life Insurance Company
70100 Ameriprise Financial Center
Minneapolis, Minnesota 55474

Ladies and Gentlemen:

This opinion is furnished in connection with Pre-Effective Amendment No. 1 ("Amendment") by RiverSource Life Insurance Company for the registration of Flexible Premium Variable Life Insurance Policy (the "Policies"), File Nos. 333-182361/811-04298, under the Securities Act of 1933. The prospectus and Statement of Additional Information included on Form N-6 in the Amendment describe the Policies.

I have reviewed the forms of the Policies and I have participated in the preparation and review of the Amendment and exhibits attached hereto. In my opinion, the illustrations of cash surrender values, policy values, death benefits and/or any other values included in the sections of the prospectuses entitled "Policy Illustrations," under the assumptions stated in that section, are consistent with the provisions of the Policies.

The rate structure of the Policies has not been designed, and the assumptions for the illustrations (including sex, age, rating classification, and premium amount and payment schedule) have not been selected, so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be materially more favorable than for any other prospective purchaser of the Policies with different assumptions. The illustrations are based on a commonly used rating classification and premium amounts and ages appropriate for the markets in which the Policies are sold.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Mark Gorham
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Mark Gorham, F.S.A., M.A.A.A.
Vice President - Insurance Products

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